Quantagen Biotech, Inc.
200 Glades Road, Suite 3
Boca Raton Florida 33432

January 11, 2012

United States Securities & Exchange Commission
Washington D.C. 20540

Re:	Quantagen Biotech, Inc.
Form 10-12G
Filed November 23, 2011
File No. 000-54555

To whom it may concern:

Please withdraw the Form 10-12G filed with the Securities and Exchange Commission on November 23, 2011 of Quantagen Biotech, Inc, a Florida corporation.

Please contact our attorney, Brenda Lee Hamilton at telephone number 561-416-8956 or by email at BHamilton@SecuritiesLawyer101.com  should you require additional information concerning the foregoing.

Thank You	Thank You

/s/ David Hostelley	/s/Ayme Harrison
David Hostelley	Ayme Harrison
Chief Financial Officer	Chief Executive Officer